UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-31700

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

2001 AMENDMENT AND RESTATEMENT OF THE PACIFICARE HEALTH

SYSTEMS, INC., SAVINGS AND PROFIT-SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PacifiCare Health Systems, Inc.

5995 Plaza Drive

Cypress, CA 90630

The PacifiCare Health Systems, Inc.

Savings and Profit-Sharing Plan

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2004

i

Report of Independent Registered Public Accounting Firm

PacifiCare Health Systems, Inc. as

Plan Sponsor for

the 2001 Amendment and Restatement of the PacifiCare Health Systems, Inc.,

Savings and Profit-Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the 2001 Amendment and Restatement of the PacifiCare Health Systems, Inc., Savings and Profit-Sharing Plan (the “Plan”), as amended as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Irvine, California

May 24, 2005

The PacifiCare Health Systems, Inc., Savings and Profit-Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Investments, at fair value	$463,033,899	$373,766,871

Contributions receivable:
Employee	2,513	730,548
Employer	663,682	1,279,195
Interest income receivable	105,651	52,051

Total assets	463,805,745	375,828,665

Liabilities
Due to broker	147,277	96,599

Net assets available for benefits	$463,658,468	$375,732,066

See accompanying notes.

The PacifiCare Health Systems, Inc., Savings and Profit-Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions
Contributions:
Employee	$30,682,626
Employer, net of forfeitures	23,466,440

Net investment income:
Interest income	2,279,922
Dividends	4,076,525
Net realized/unrealized appreciation in fair value of investments	65,759,768

Total additions	126,265,281

Deductions
Benefit and withdrawal payments to participants	36,940,071
Administration fees	1,398,808

Total deductions	38,338,879

Net increase	87,926,402

Net assets available for benefits:
Beginning of year	375,732,066

End of year	$463,658,468

See accompanying notes.

The PacifiCare Health Systems, Inc., Savings and Profit-Sharing Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

General

The 2001 Amendment and Restatement of the PacifiCare Health Systems, Inc., Savings and Profit-Sharing Plan, effective July 1, 1985, as amended (the “Plan” or also referred to as “The PacifiCare Health Systems, Inc., Savings and Profit-Sharing Plan”), is a defined contribution profit-sharing plan that covers employees of PacifiCare Health Systems, Inc. and subsidiaries (the “Company”), and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). As amended and restated, the Plan is intended to comply with the Internal Revenue Code (“Code”) sections 401(a), 401(k), 401(m)(ii), and 402(a), and is also an eligible individual account plan as defined in ERISA Section 407(d)(3), and provides for the acquisition and holding of qualifying employer securities, as defined in ERISA Section 401(d)(5).

The following description of the Plan provides only general information. Participants should refer to the Plan for a more complete description of its provisions.

Contributions and Benefits

Prior to January 1, 2005

Employees who complete their first hour of service on or before the 15th day of the month are eligible to participate in the Plan on the first day of the third calendar month following that calendar month. Employees who complete their first hour of service during a calendar month on or after the 16th day of the month are eligible to participate in the Plan on the first day of the fourth calendar month following that calendar month.

Participants may elect to defer the receipt of a portion (in whole percentages not less than 2% and up to 50%) of their compensation (deferred savings account) subject to: limit of $13,000 in 2004 by Code Section 402(g). If any participant’s compensation deferral for a year exceeds the maximum allowable for that year, the excess contribution is returned to the Company and then paid to the participant as taxable compensation. Furthermore, Code Section 401(k) and the Plan limit the amount certain highly compensated individuals may contribute based on amounts contributed by lower compensated individuals.

The PacifiCare Health Systems, Inc., Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions and Benefits (continued)

The Company makes mandatory contributions to participants’ accounts equal to 3% of all eligible compensation paid. Each participant’s account is credited with an amount equal to 3% of his or her eligible compensation received each pay period.

The Company also contributes a matching amount on behalf of each participant equal to 50% of the amount of compensation deferred by each participant to a maximum of 3%.

The Company may also contribute an additional amount (“discretionary profit-sharing account”) at its sole discretion, as determined by the Company’s Board of Directors, based on the financial success of the Company. The Company’s discretionary contribution is allocated to the accounts of active participants who have completed 1,000 or more hours of service during the respective Plan year, in proportion to their eligible compensation. The Company elected not to make an additional contribution for the year ended December 31, 2004.

Participants are immediately and fully vested in their 3% Company contribution and deferred savings account. Participants vest in their matching account and discretionary profit-sharing accounts at the rate of 25% per year. Participants become fully vested in their matching account in the event of death, disability or reaching normal retirement age. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The balance of forfeited nonvested accounts was $71,111 and $59,937 as of December 31, 2004 and 2003, respectively.

The income of the Plan, together with any gains or losses in the value of the investments, increases or decreases participants’ accounts proportionately based on the relationship of their account balances to total account balances.

No amounts are payable prior to the participant’s normal retirement, death, disability or termination of employment. In cases of termination, the participant may elect to defer payment until five years after the normal retirement date, age 65. Retirement and disability payments greater than $5,000 may be paid in a lump sum, an annuity, or in substantially equal installments. All payments less than $5,000 will be paid in a lump sum.

The PacifiCare Health Systems, Inc., Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions and Benefits (continued)

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The fully vested accounts would become payable as determined by the Plan Administrator.

Changes Effective January 1, 2005

Changes were made to the Plan effective January 1, 2005 (see Note 6).

Participant Loans

Plan participants may borrow, as a loan from their accumulated contributions, a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from 1 to 5 years or up to 10 years for hardship circumstances as defined by the Plan. The loans are collateralized by the balance in the participant’s account and bear interest at 2% above the current prime rate. Principal and interest are paid ratably through biweekly payroll deductions.

2. Summary of Significant Accounting Policies

Valuation of Investments

Investments in mutual funds are carried at fair value based on the quoted market price of the underlying investments.

Quoted market prices are used to value common stocks, corporate bonds and U.S. securities.

Investments in participating units in Wells Fargo Bank’s short-term income fund are stated at the redemption price, which approximates fair value.

Participant loans are recorded at cost, which approximates fair value.

The PacifiCare Health Systems, Inc., Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Income

Interest and dividends are recorded as earned. Realized and unrealized net investment gains or losses are recorded based on the cost of units held by the Plan and fluctuations in the fair value of the underlying investments. Purchases and sales of investments are reflected on the trade dates.

Concentration of Market and Credit Risk

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentrations of credit risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of those investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Administration of Plan Assets

The assets of the Plan are administered by the Plan’s Administrative Committee, appointed by the Compensation Committee of the Company’s Board of Directors, with the assistance of the Trustee, Wells Fargo Bank (“Wells Fargo”). Under the trust agreement, the Trustee holds the trust assets and makes payments as directed by the Administrative Committee. Participants are permitted to direct the investment of their accounts among investment options selected by the Administrative Committee. Participants may change their investment options daily. The Plan pays all administrative expenses.

The PacifiCare Health Systems, Inc., Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investments

The Plan holds investments managed by an investment management company that invested in common stocks, corporate and foreign bonds and U.S. government securities in addition to mutual fund shares offered by several registered investment companies and participating units in the Wells Fargo Bank Short-Term Income Fund and Institutional Money Market Fund based upon the guidance provided by the investment advisor.

The following investments represent 5 percent or more of the Plan’s net assets:

	December 31,
	2004	2003
Fidelity Equity Income Fund #23	$58,598,808	$49,965,300
Vanguard Institutional Index Fund #94	48,886,816	40,582,677
Alleghany Montag & Caldwell Balanced Fund #230	—	41,815,896
Western Asset Intermediate Portfolio #224	44,686,894	40,597,141
PacifiCare Health Systems, Inc. common stock	95,513,939	65,660,353
Wells Fargo Bank Short-Term Income Fund	66,673,863	66,425,656
Vanguard Institutional Small Cap #857	34,352,622	23,855,452
Capital Research EuroPac R5 Class #2516	35,072,196	24,948,527
American Balance Fund #251	40,751,317	—

The Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value during 2004 as follows:

Common stocks	$40,751,232
Mutual funds	25,008,536

Net appreciation in fair value of investments	$65,759,768

Investments in the Wells Fargo Bank Short-Term Income Fund are party-in-interest transactions with the Trustee for which a statutory exemption exists. During the year ended December 31, 2004, the Plan purchased $188,206,166, including $735,803 of reinvested interest income, and sold $187,957,959 of participating units of the Wells Fargo Short-Term Income Fund.

The PacifiCare Health Systems, Inc., Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 30, 2003, stating that the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan’s tax qualified status.

6. Subsequent Events

On January 1, 2005, Amendment Number Four (the “Amendment”) to the Plan became effective. The Amendment modifies the “Contributions and Benefits” as described in Footnote 1 as follows: the eligibility waiting period changed to the first of the month following three months of service, the minimum employee contribution deferral percentage changed from 2% to 1%, the Company matching contribution amount changed to 100% of the first 6% of employee contributions, the Company’s mandatory contribution of 3% of eligible compensation was discontinued, and the vesting of Company matching contributions was changed to vest immediately for all employee contributions made on or after the first pay period of 2005.

The PacifiCare Health Systems, Inc., Savings and Profit-Sharing Plan

EIN: 95-4591529 Plan:001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Shares or Par Value	Identity of Issue	Cost**	Current Value
	Mutual Funds
1,110,246	Fidelity Equity Income Fund #23		$58,598,808
984,621	Capital Research EuroPac R5 Class #2516		35,072,196
1,425,825	Vanguard REIT Index Fund Investor #3123		17,680,231
441,575	Vanguard Institutional Index Fund #94		48,886,816
1,279,904	Vanguard Institutional Small Cap #857		34,352,622
137,298	I Cap Funds Equity Portfolio #13		6,042,509
207,169	Ariel Appreciation Fund #521		9,875,741
4,192,016	Western Asset Intermediate Portfolio #224		44,686,894
2,262,705	American Balance Fund #251		40,751,317
42,134	Franklin Capital Growth Fund #634		469,373

	Total Mutual Funds		296,416,507

	Common Stock Funds
1,689,914	PacifiCare Health Systems, Inc. common stock*		95,513,939
4,494,706	Wells Fargo Bank Short-Term Income Fund*		4,745,060

	Total Common Stock Funds		100,258,999

	Participant Loans Receivable
4,429,590	Participant loans, 6.00% to 11.5% through 2014*		4,429,590

	Short-Term Income Fund
61,928,803	Wells Fargo Bank Short-Term Income Fund*		61,928,803

	Total Investments		$463,033,899

*	Investment with a party-in-interest as defined by ERISA.

**	Investments are participant directed, therefore, cost information is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The PacifiCare Health Systems, Inc. Savings and Profit-Sharing Plan

DATE: June 17, 2005	BY:	/s/ PETER A. REYNOLDS
Peter A. Reynolds
Senior Vice President and
Corporate Controller (Chief Accounting Officer)

EXHIBIT INDEX

Exhibit 23	Consent of Independent Registered Public Accounting Firm	13